Strike Axe, Inc.

267 West 1400 South, Suite 101

St. George, UT 84790

(435) 680-2971

January 19, 2012

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Strike Axe, Inc.

Form 8-K

Filed December 6, 2011

File No. 000-53304

Dear Mr. McTiernan,

This letter is in response to your comment letter dated January 4, 2012 regarding the above identified Form 8-K of Strike Axe, Inc. (the “Company”). In response to your comments, the Company intends to provide the requested revised Form 8-K; however, the Company is currently awaiting clarifications from your office regarding the financial statements. At this time, the Company will require more time to prepare the amended Form 8-K and financial statements. The Company anticipates that the amended Form 8-K may require approximately 20 to 25 business days to complete. Accordingly, the Company intends to file the amended Form 8-K no later than February 23, 2012.

If you have further questions or concerns please contact the Company’s counsel, Cletha Walstrand, by telephone at 435-688-7317 or by fax at 435-688-7318.

Sincerely,

/s/ Shaun Sullivan

Shaun Sullivan

Chief Executive Officer